DAVIS LLP | LEGAL ADVISORS SINCE 1892

FROM THE OFFICE OF	Joy Syho
DIRECT LINE	604.443.2643
DIRECT FAX	604.605.4879
E-MAIL	jsyho@davis.ca

[redacted]

June 30, 2008

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

Dear Sirs:

Re: Paragon Minerals Corporation - Exemption No. 82-35102

We are solicitors for Paragon Minerals Corporation which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,
DAVIS LLP
Per:

Joy Syho
Paralegal
jss

Encs.

Date: June 30, 2008

Exemption No: 82-35102

PARAGON MINERALS CORPORATION
(the "Company")

LIST OF DOCUMENTS BEING SUBMITTED

1. **Material filed with the Director of Corporations as required under the Business Corporations Act (Canada) and regulations thereunder ("Canada"), with the Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC"), with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in Newfoundland and Labrador under the Business Corporations Act (Newfoundland and Labrador) and regulations thereunder ("Newfoundland") and with the Registrar of Corporations as required to maintain the Company's extra-territorial registration in the Nunavut Territory under the Business Corporations Act (Nunavut) and the regulations thereunder ("Nunavut")**

	Document Name or Information		Date Filed
(a)	Incorporation Documents		
	(i)	Canada	N/A
(b)	Extra-provincial Registration		
	(i)	BC	N/A
	(ii)	Newfoundland	N/A
	(iii)	Nunavut	N/A
(c)	Annual Reports		
	(i)	Canada	N/A
	(ii)	BC	N/A
	(iii)	Newfoundland	N/A
	(iv)	Nunavut	N/A
(d)	Notices Filed with Registrar of Companies		
	(i)	Canada	N/A

(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

(e) Special Resolution

(i)	Canada	N/A
(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

2. Materials filed with the Securities Commissions of British Columbia, Alberta, Quebec and Ontario (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Quebec), and the Securities Act (Ontario), the regulations under such acts as well as under Canadian Securities Administrators National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101"), National Instrument 45-106, Prospectus and Registration Exemptions ("NI 45-106"), Multilateral Instrument 52-109, Certification of Disclosure in Companies' Annual and Interim Financial Statements and National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101"):

	Document Name or Information	Date Filed
(a)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	N/A
(b)	Annual Information Form (not mandatory and not filed)	N/A
(c)	Annual CEO and CFO Officer Certifications under MI 52-109	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	May 30, 2008 for the 2nd quarter ended March 31, 2008
(e)	Interim CEO and CFO Officer Certifications under MI 52-109	May 30, 2008 for the 2nd quarter ended March 31, 2008
(f)	News Releases	June 5, 2008 June 10, 2008 June 12, 2008
(g)	Form 51-102F3, Material Change Report	June 13, 2008 June 18, 2008
(h)	Notice of Meeting and Record Dates of shareholders' meeting	N/A
(i)	Notice of shareholders' meeting, Form of Proxy and Management's Information Circular	N/A

(j)	Form 45-106F1, Report of Exempt Distribution	N/A
(k)	Notice of Change in Year End by more than 14 Days	N/A
(l)	Notice of Change in Corporate Structure	N/A
(m)	Notice of Change of Auditors	N/A
(n)	Business Acquisition Report under NI 51-102	N/A
(o)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	N/A
(p)	Notice of Change of Status Report	N/A
(q)	Filing of documents Affecting the Rights of Securityholders including:	
	(i) material changes to charter documents	N/A
	(ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	N/A
	(iii) any securityholder rights plans or similar plans	N/A
	(iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	N/A
	(v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, <u>unless</u> an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	N/A
(r)	Prospectus	N/A

(s)	Amendment to Prospectus	N/A
(t)	Takeover Bid Circular	N/A
(u)	Notice of Change or Variation to Takeover Bid Circular	N/A
(v)	Issuer Bid Circular	N/A
(w)	Notice of Change or Variation to Issuer Bid Circular	N/A
(x)	Initial Acquisition Report	N/A
(y)	Subsequent Acquisition Reports	N/A
(z)	Technical Reports	N/A

3. Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies) :

	Document Name or Information	Date Filed
(a)	Exchange Filing Statement	N/A
(b)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	N/A
(c)	Annual Information Form (not mandatory and not filed)	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	May 30, 2008 for the 2nd quarter ended March 31, 2008
(e)	News Releases	June 5, 2008 June 10, 2008 June 12, 2008
(f)	Form 51-102F3, Material Change Report	June 13, 2008 June 18, 2008
(g)	Notice of Meeting and Record Dates of shareholders' meeting	N/A
(h)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(i)	Prospectus	N/A
(j)	Amendment to Prospectus	N/A
(k)	Takeover Bid Circular	N/A
(l)	Notice of Change or Variation to Takeover Bid Circular	N/A

(m)	Issuer Bid Circular	N/A
(n)	Notice of Change or Variation to Issuer Bid Circular	
(o)	Initial Acquisition Report	N/A
(p)	Subsequent Acquisition Reports	N/A
(q)	Notice of Intention to Sell by a Control Person	N/A
(r)	Notice of Dividends	N/A
(s)	Exchange Bulletins announcing certain transactions:	
	(i) Promotional Investor Relations and Market-Making Activities	N/A
	(ii) Dividend/Distribution Declaration	N/A
	(iii) Private Placement	N/A
	(iv) Warrant Amendments	N/A
	(v) Shares for Debt	N/A
	(vi) Short Form Offering	N/A
	(vii) Acquisitions/Dispositions	N/A
	(viii) Notice of Intention to Make a Normal Course Issuer Bid	N/A
	(ix) Name Change without Consolidation or Split	N/A
	(x) Name Change and Consolidation/Split	N/A
(t)	Listing Application	N/A

4. Materials distributed to security holders as required by the Business Corporations Act (Canada) and regulations thereunder and the Securities Acts of British Columbia, Alberta, Quebec and Ontario and regulations thereunder, NI 54-101 and the rules and policies of the TSX Venture Exchange:

	Document Name or Information	Date Filed
(a)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	N/A
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(c)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(d)	Prospectus	N/A
(e)	Amendment to Prospectus	N/A
(f)	Issuer Bid Circular	N/A
(g)	Notice of Change or Variation to Issuer Bid Circular	N/A

Exemption No. 82-35102

PARAGON MINERALS CORPORATION

Interim Financial Statements

Second Quarter Ended March 31, 2008

(Unaudited)

The Company's auditor has not performed a review
of these Interim Financial Statements

Suite 1540 – 800 West Pender Street, Vancouver BC V6C 2V6
Tel: 604.629.2353 Toll free: 1.877.533.6353 Fax: 604. 629.2489
E-mail: paragon@paragonminerals.com Website: www.paragonminerals.com

PARAGON MINERALS CORPORATION

Balance Sheets

(Stated in Canadian Dollars)

	March 31 2008	September 30 2007
	(unaudited)	(audited)
Assets		
Current assets		
Cash and cash equivalents (note 5)	$ 3,101,241	$ 1,241,561
Amounts receivable	701,517	956,164
Prepaid expenses	66,727	20,941
	3,869,485	2,218,666
Equipment (note 6)	52,154	41,269
Other investments (note 7)	32,836	59,800
Mineral property costs (note 8)	11,818,900	9,488,896
	$ 15,773,375	$ 11,808,631
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 860,259	$ 596,654
Future income taxes	1,307,892	579,734
Shareholders' equity		
Share capital (note 9a)	14,042,892	10,883,983
Obligation to issue shares (note 9(e))	-	13,708
Contributed surplus (note 9(b))	989,677	745,520
Deficit	(1,365,578)	(976,250)
Accumulated other comprehensive loss (note 10)	(61,767)	(34,718)
	13,605,224	10,632,243
	$ 15,773,375	$ 11,808,631

See accompanying notes to the financial statements

Continuance of operations (note 1)

Approved by the Board of Directors:

"Michael Vande Guchte"	*"David Adamson"*
Michael Vande Guchte Director	David Adamson Director

PARAGON MINERALS CORPORATION
Statements of Operations and Deficit
Unaudited
(Stated in Canadian Dollars)

	For the three months ended March 31		For the six months ended March 31	
	2008	2007	2008	2007
Expenses				
Amortization	$ 4,987	$ 748	$ 9,085	$ 1,449
Consulting	-	6,075	-	6,075
General mineral exploration	240	4,368	3,347	6,509
Investor relations	32,960	15,485	63,546	23,526
Office	19,963	35,335	43,088	38,044
Part XII.6 flow-through tax	35,000	-	38,809	-
Plan of arrangement costs (note 4)	-	39,349	-	64,349
Professional fees	59,573	45,692	66,807	53,243
Salaries and management fees	103,901	90,971	188,418	113,748
Stock-based compensation (note 9(b))	60,217	112,428	145,646	247,609
Shareholder Information	2,862	23,660	2,862	23,660
Transfer agent and regulatory filing fees	19,239	23,360	29,865	30,360
Travel and accommodation	4,224	6,879	9,964	8,003
Loss before other items	(343,166)	(404,350)	(601,437)	(616,575)
Interest and miscellaneous income	39,763	31,878	62,992	37,632
Other income	-	8,935	-	8,935
Future income tax recovery	126,805	210,670	149,117	210,670
Net loss for the period	(176,598)	(152,867)	(389,328)	(359,338)
Deficit, beginning of the period	(1,188,980)	(330,749)	(976,250)	(124,278)
Deficit, end of the period	$ (1,365,578)	$ (483,616)	$ (1,365,578)	$ (483,616)
Basic and diluted loss per common share	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.03)
Weighted average number of common shares outstanding	25,924,081	20,513,190	24,166,150	11,914,031

See accompanying notes to the financial statements

PARAGON MINERALS CORPORATION

Statements of Comprehensive Loss
Unaudited
(Stated in Canadian Dollars)

	For the Three Months Ended March 31		For the Six Months Ended March 31	
	2008	2007	2008	2007
Net loss for the period	$ (176,598)	$ (152,867)	$ (389,328)	$ (359,338)
Other comprehensive income				
Fair value adjustment to financial instruments:				
Temporary investments	172	(916)	(85)	(916)
Investments in public company shares	(36,357)	(1,927)	(26,964)	(1,927)
Other comprehensive loss for the period	(36,185)	(2,843)	(27,049)	(2,843)
Comprehensive loss for the period	(212,783)	(155,710)	(416,377)	(362,181)
Accumulated comprehensive loss, beginning of the period	(1,214,562)	(330,749)	(1,010,968)	(124,278)
Accumulated comprehensive loss, end of the period	$(1,427,345)	$ (486,459)	$(1,427,345)	$ (486,459)

See accompanying notes to the financial statements

PARAGON MINERALS CORPORATION

Statement of Cash Flows
Unaudited
(Stated in Canadian Dollars)

	For the Three Months Ended March 31		For the Six Months Ended March 31	
	2008	2007	2008	2007
Cash Provided by (Used for):				
Operating Activities				
Net loss for the period	$ (176,598)	$ (152,867)	$ (389,328)	$ (359,338)
Adjustment for items which do not involve cash:				
Amortization	4,987	748	9,085	1,449
Stock-based compensation	60,217	112,428	145,646	247,609
Other Income	-	(8,935)	-	(8,935)
Future income tax recovery	(126,805)	(210,670)	(149,117)	(210,670)
Fair value adjustment to cash equivalent financial instruments	172	-	(85)	-
	(238,027)	(259,296)	(383,799)	(329,885)
Changes in non-cash working capital components:				
Temporary investments	-	(1,252,279)	-	(2,478,114)
Amounts receivable	(155,587)	(555,895)	18,449	(713,648)
Prepaid expenses	(2,526)	(20,917)	(45,786)	(41,917)
Accounts payable and accrued liabilities	(28,109)	106,763	4,090	260,905
	(424,249)	(1,981,624)	(407,046)	(3,302,659)
Investing Activities*				
Mineral property costs	(765,593)	(776,549)	(2,013,193)	(866,953)
Purchase of equipment	(10,093)	(624)	(19,969)	(4,265)
	(775,686)	(777,173)	(2,033,162)	(871,218)
Financing Activities*				
Common shares issued for cash	-	3,165	3,758,850	4,047,966
Share issue costs	(4,995)	(24,900)	(28,874)	(24,900)
Share subscriptions received	-	24,190	-	24,190
Recovery of property costs incurred	335,525	388,392	541,684	441,093
Management and administration fees received	18,206	21,793	28,228	27,219
	348,736	412,640	4,299,888	4,515,568
Net cash provided during the period	(851,199)	(2,346,157)	1,859,680	341,691
Cash and cash equivalents, beginning of the period	3,952,440	2,693,570	1,241,561	5,722
Cash and cash equivalents, end of the period	$ 3,101,241	$ 347,413	$ 3,101,241	$ 347,413

During each of the periods, the Company paid no interest.

***Supplemental Disclosure of Non-Cash Investing and Financing Activities** – Refer to note 14.
See accompanying notes to the financial statements

PARAGON MINERALS CORPORATION
Statement of Mineral Properties
(Stated in Canadian Dollars)

Summary of Expenditures

	Balance September 30 2007	Acquisition and Exploration during the Period	Balance March 31 2008
Plan of Arrangement acquisition costs[1]	$ 6,979,704	$ -	$ 6,979,704
Acquisition costs	21,117	2,120	23,237
Option payments cash[2]	367,500	205,000	572,500
Option payments shares[2]	470,350	292,500	762,850
Stock based compensation	281,707	98,512	380,219
Exploration costs	2,695,882	2,301,785	4,997,667
Recoveries[3]	(1,259,279)	(541,685)	(1,800,964)
Write-offs	(3,805)	-	(3,805)
Administration fees	(64,280)	(28,228)	(92,508)
	$ 9,488,896	$ 2,330,004	$ 11,818,900

1. *Properties acquired pursuant to the Rubicon Plan of Arrangement were valued at their carrying amounts on Rubicon's books, which consisted of historical acquisition and exploration expenditures.*
2. *Option payments include cash and share payments made pursuant to various property agreements.*
3. *Recoveries represent exploration costs funded by partners, exploration grants received and option payments received.*

See accompanying notes to the financial statements

(Stated in Canadian Dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated in Canada under the Canada Business Corporations Act on July 4, 2006 and is in the business of acquiring and exploring mineral property interests in Canada. The Company was incorporated to be the recipient of the Newfoundland portfolio of mineral exploration properties previously owned by Rubicon Minerals Corporation ("Rubicon") as part of Rubicon's re-organization under a Plan of Arrangement. The Plan of Arrangement became effective on December 8, 2006.

At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its Canadian properties and the ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property. The Company is in the exploration stage.

These financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and has an accumulated operating deficit of $1,365,578 at March 31, 2008. The ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate equity financing to fund its exploration and administrative expenses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These interim financial statements have been prepared by management in accordance with generally accepted accounting principles ("GAAP") in Canada and follow the same accounting principles and method of computation as the financial statements for the fiscal year ended September 30, 2007 except as described in note 3. These interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements and should be read in conjunction with the financial statements and the accompanying notes for the year ended September 30, 2007. These interim financial statements include all adjustments that are, in the opinion of management, necessary for fair presentation.

3. CHANGES IN ACCOUNTING POLICIES

Capital Disclosures

Effective October 1, 2007, the Company adopted new CICA Handbook section 1535 which requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. (see note 13).

Financial Instruments - Disclosure and Presentation

Effective October 1, 2007, the Company adopted new CICA Handbook sections 3862 and 3863 which replace CICA Handbook Section 3861, Financial Instruments - Disclosure and Presentation. These standards increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk (see note 12). The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity's key management personnel.

(Stated in Canadian Dollars)

3. CHANGES IN ACCOUNTING POLICIES *(Continued)*

The Company's financial instruments, at March 31, 2008, consisted of cash equivalents, amounts receivable, investments in public companies, accounts payable and accrued liabilities. Cash equivalents amounts receivable and investments in public companies have been classified as available for sale. The carrying values of cash equivalents and amounts receivable approximate their fair values due to their short term nature. Investments in public companies are revalued to market, based on quoted market prices, on acquisition and are re-valued to market at each succeeding period end. Unrealized changes in fair value are recorded as other comprehensive income and included in shareholders' equity. Accounts payable and accrued liabilities are classified as other financial liabilities, measured at amortized cost using the effective interest rate method, however due to their short term nature, their carrying amounts approximate fair value.

New Canadian Accounting Pronouncements

International Financial Reporting Standards ("IFRS")

In February 2008 the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canada's own generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of October 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended September 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4. PLAN OF ARRANGEMENT

Pursuant to the Rubicon Plan of Arrangement of December 2006, the Company received all of the Newfoundland mineral properties and Newfoundland office equipment of Rubicon in exchange for 12,801,768 common shares of the Company, which were distributed to the Rubicon shareholders of record at that time. The Company also accepted the obligation to issue shares upon the exercise of restated stock options and warrants. These options and warrants represent the portion of the value of Rubicon options and warrants outstanding at the completion of the plan of arrangement attributable to the spun-out Newfoundland assets.

As no substantial change of ownership occurred on the asset transfer to the Company, the exchange was recorded at its net book value, as recorded on the books of Rubicon, as follows:

	$
Assets Received	
Newfoundland mineral properties	6,979,704
Newfoundland office equipment	15,952
Shares Issued	
Shares issued - 12,801,738 common shares	6,995,656

Arrangement Options and Warrants (see note 9)

(a) The Company granted 633,111 stock options to the holders of Rubicon stock options at the exercise price of $0.38 to $0.96 as required by the Plan of Arrangement.

(Stated in Canadian Dollars)

4. PLAN OF ARRANGEMENT *(Continued)*

(b) The Company accepted the obligation to issue a total of up to 525,453 shares upon the future exercise of Rubicon warrants outstanding at the completion of the Plan of Arrangement. The Company received $0.24 to $0.48 per Paragon share issued as stipulated by the Plan of Arrangement.

5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents, at the end of the period, consists of the following:

	March 31, 2008	September 30, 2007
Cash	$ 81,987	$ 330,255
Bankers acceptances with under 3 month maturity	2,101,150	711,103
Term Deposits	918,104	200,203
	$ 3,101,241	$ 1,241,561

Cash consists of on demand deposits. Bankers acceptances are guaranteed by major Canadian banks and mature between April 9, 2008 and June 12, 2008 with aggregate carrying value and fair value of $2,101,150 on March 31, 2008. Fair value is determined from broker quotes. Effective interest rates range between 3.32% and 4.19% for bankers acceptances. Term deposits consist of on demand guaranteed investment certificates with effective interest rates of prime minus 2.05%.

6. EQUIPMENT

The Company's equipment at the end of the period is summarized as follows:

			March 31, 2008	September 30, 2007
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Furniture and office equipment	$ 2,686	$ 511	$ 2,175	$ 2,417
Computer equipment	42,622	10,501	32,121	30,602
Software	24,349	6,491	17,858	8,250
	$ 69,657	$ 17,503	$ 52,154	$ 41,269

7. OTHER INVESTMENTS

The Company's other investments at the end of the period are summarized as follows:

	March 31, 2008	September 30, 2007
	Market and Carrying Value	Market and Carrying Value
Public company shares	$ 32,836	$ 59,800

Market values of public company shares have been determined from the quoted price of the shares on the exchange where they are listed, as of the end of the period.

8. MINERAL PROPERTIES

Changes to the Company's mineral properties, during the year to date period, are as follows:

(Stated in Canadian Dollars)

9. MINERAL PROPERTIES *(continued)*

GOLD PROPERTIES

JBP-Appleton Linear Option Agreement (JBP Linear property) – Sprott Resource Corp.

On November 15, 2007, the Company optioned its 100% owned, JBP Linear property (and Appleton Linear property) to Sprott Resource Corp. Under the terms of the agreement, Sprott must spend $2.125 million over four years, including $375,000 firm in the first year, make option payments totaling $250,000 including $25,000 firm in the first year and make all underlying property payments, to earn a 55% interest in the project. The agreement gave Paragon the option to contribute $125,000 in the first year which it has done, which has raised Sprott's fourth year exploration expenditure requirement by $250,000. When Sprott earns a 55% interest, a joint venture will be formed with each party having the right to maintain its respective interest by funding its share of exploration costs. The agreement also gives Sprott the right, subject to certain conditions, to increase its interest to 70% by completing a feasibility study and providing a positive production decision.

Huxter Lane Option Agreement - Meridian Gold Inc. ("Meridian")

During the period, Meridian completed its first phase earn-in and currently holds a 55% interest in the Company's Huxter Lane Gold Property. Meridian may earn an additional 10% by funding the project to a bankable feasibility study and an additional 5% (for a total interest of 70%) by funding all costs to a positive production decision.

BASE METAL PROPERTIES

South Tally Pond Property

On October 18, 2007, the Company acquired 150 additional claims immediately southwest of the South Tally Pond property through map-staking.

9. SHARE CAPITAL

a) Authorized share capital consists of an unlimited number of common shares without par value. The following is a summary of changes in issued share capital:

	Six Months Ended March 31, 2008		Year Ended September 30, 2007	
	Number of Shares	$	Number of Shares	$
Balance, beginning of the period	21,162,940	10,883,983	-	-
Plan of Arrangement for property and office equipment	-	-	12,801,738	6,995,657
Private placements – non-flow-through	1,391,214	973,850	3,179,000	1,589,500
Private placements – flow-through	2,785,000	2,785,000	4,092,168	2,455,301
Mineral properties	375,000	292,500	467,500	470,350
Options exercised *(1)*	29,166	13,709	97,082	19,037
Warrants/Agent Options exercised	-	-	525,452	191,888
Finders fee shares	196,732	143,615	-	-
Less: reduction on flow through renunciation	-	(877,275)	-	(837,750)
Share issuance costs	-	(172,490)	-	-
Balance, end of the period	25,940,052	14,042,892	21,162,940	10,883,983

(1) Inclusive of the original $nil (2007 - $338) fair value of these options re-allocated from contributed surplus to share capital on exercise.

(Stated in Canadian Dollars)

9. SHARE CAPITAL *(continued)*

Private Placements

In December 2007, the Company closed a non-brokered private placement, issuing 1,391,214 non-flow-through units at a purchase price of $0.70 per unit for gross proceeds of $973,850 and 2,785,000 flow-through shares at a purchase price of $1.00 per share for gross proceeds of $2,785,000. The non-flow-through units consist of one common share of the Company and one-half of one non-transferable common share purchase warrant at an exercise price $1.05 exercisable for two years. As part of the financing the Company issued 196,759 common shares as a finder's fee.

Pursuant to the issue of flow-through shares, the Company became committed to expend $2,785,000 on eligible Canadian Exploration Expenditures before December 31, 2008. The cash received was restricted to use on this purpose. As at March 31, 2008 the amount of $1,941,290 of this commitment remained outstanding.

b) The following is a summary of changes in contributed surplus which consist entirely of stock based compensation transactions.

	Six Months Ended March 31, 2008	Year Ended September 30, 2007
Balance at beginning of period	$ 745,520	$ -
Stock-based compensation - operations	145,646	464,150
Stock-based compensation - properties	98,511	281,708
	-	(338)
Balance at end of period	$ 989,677	$ 745,520

c) Stock Options

The Company has adopted an incentive stock option plan authorizing the issue of up to 20% of the amount of shares issued as at the initial listing date on the TSX Venture Exchange, 4,014,581 options. Under the plan, options may only be issued to directors, officers, employees and consultants of the Company and must be subject to a vesting period as required under TSX Venture Exchange policies. The term of each grant shall be no greater than 5 years from the date of grant. The option price shall be no less than the fair market value of the Company's shares on the date of the grant.

(Stated in Canadian Dollars)

9. SHARE CAPITAL *(continued)*

The following is a summary of the changes in the Company's outstanding stock options.

	Six Months Ended March 31, 2008		Year Ended September 30, 2007	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
		$		$
Balance at beginning of the period	1,943,013	0.67	-	-
Granted pursuant to the Plan of Arrangement	-	-	633,111	0.62
Other grants during the period	551,000	0.61	1,550,000	0.68
Exercised during the period	(29,166)	0.47	(97,082)	0.48
Expired or forfeited during the period	(22,500)	0.73	(143,016)	0.69
Outstanding at end of the period	2,442,347	0.66	1,943,013	0.67

Summary of stock options outstanding:

March 31, 2008			
Stock Options	Number Outstanding	Weighted Average Price	Weighted Average Life
		$	Years
	16,666	0.38	2.50
	25,000	0.42	2.53
	105,000	0.45	4.39
	33,333	0.49	2.79
	244,997	0.67	1.92
	39,686	0.69	1.84
	1,370,000	0.70	3.93
	20,000	0.72	4.57
	56,665	0.84	0.91
	531,000	0.61	4.85
Total stock options	2,442,347	0.66	3.81

The fair value of options, including options granted pursuant to the Rubicon Plan of Arrangement, has been estimated using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:

	Six Months Ended March 31 2008	Year Ended September 30, 2007
Risk-free interest rate	3.93%	3.90%
Expected life	4.06 years	4.96 years
Expected volatility	81%	80%
Expected dividend yield	0%	0%

(Stated in Canadian Dollars)

9. SHARE CAPITAL *(continued)*

The weighted average grant date fair value of options granted during the period was $0.38.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

d) Summary of warrants outstanding:

March 31, 2008			
Warrants	Number Outstanding	Weighted Average Price	Weighted Average Life
		$	Years
	3,179,000	1.00	0.69
	695,607	1.05	1.68
Total warrants	3,874,607	1.01	0.87

e) Obligation to issue shares

During the year ended September 30, 2007, the Company received $13,708 pursuant to a request to exercise stock options. 29,166 shares for this option exercise were issued on January 14, 2008.

10. ACCUMULATED OTHER COMPREHENSIVE LOSS

	Six Months Ended March 31, 2008	Year Ended September 30, 2007
	$	$
Accumulated other comprehensive loss, beginning of period	(34,718)	-
Other comprehensive loss for the period	(27,049)	(34,718)
Accumulated other comprehensive loss, end of period	(61,767)	(34,718)
Components of other comprehensive loss:		
Unrealized losses on temporary investments	(367)	(282)
Unrealized losses on public company shares	(61,400)	(34,436)
Other comprehensive loss	(61,767)	(34,718)

(Stated in Canadian Dollars)

11. RELATED PARTY TRANSACTIONS

The Company has a director, Vice President of Investor Relations and a CFO in common with Rubicon Minerals Corporation and has a cost sharing agreement with Rubicon for office, accounting and investor relation services.

(a) During the six months ended March 31, 2008, the Company paid or accrued to Rubicon $181,444 (2007 full year - $176,756) for shared and reimbursable costs, $nil (2007 full year- $74,009) for the Company's share of the costs incurred on the Rubicon Plan of Arrangement and $nil (2007 full year - $54,320) for refundable staking security deposits posted by Rubicon on the Company's properties. During the period, the Company invoiced Rubicon Minerals $23,127 (2007 full year - $91,619) for reimbursable costs. As at March 31, 2008, the Company owed Rubicon $78,345 (2007 - $20,434) and was owed $nil (2007 - $4,899) by Rubicon for grants received on Paragon's behalf and for salary reimbursements. The net balance is included in accounts payable and accrued liabilities.

(b) Rubicon Plan of Arrangement

See note 4 for details of the completion of the plan of arrangement with Rubicon.

(c) NRD Agreement

Pursuant to an agreement with Rubicon, the Company may receive the following as proceeds from the optioning of certain mineral property interests in Newfoundland, where the optionees elect to continue the options.

i) 125,000 shares of Ucore Uranium Inc. over 2 years (all issued in escrow; 62,500 released).

ii) 30,020 shares of Ucore Uranium Inc as option payments on 3 properties (5,840 shares received). All three options were terminated in March 2008.

All these transactions were, or will be, recorded at their fair value amounts and were incurred in the normal course of business, except transactions with Rubicon, related to the plan of arrangement which were recorded at Rubicon's carrying amounts.

12. FINANCIAL INSTRUMENT RISKS

The Company's financial instruments are exposed to the following risks:

Credit Risk

The Company's primary exposure to credit risk is the risk of non-payment of cash and cash equivalents amounting to $3.1 million at March 31, 2008, in Canadian bank accounts, GIC's, bankers acceptances of major Canadian banks. As the Company's policy is to limit investments to bankers acceptances of major Canadian banks or instruments of equivalent or better quality, the credit risk is considered by management to be negligible.

Amounts receivable at March 31, 2008, includes amounts due from joint venture partners for exploration managed by the Company on the Company's joint-ventured properties, in the amount of $251,000. The Company evaluates the credit worthiness of its partners and has the right to request cash advances for all work done on their behalf.

Amounts receivable at March 31, 2008, also include a GST receivable of $255,000 due from the Canadian government.

12. FINANCIAL INSTRUMENT RISKS *(continued)*

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to pay financial instrument liabilities as they come due. The Company's only liquidity risk from financial instruments is its need to meet operating accounts payable requirements. The Company maintains sufficient cash balances to meet these needs.

Foreign Exchange Risk

The Company has virtually no foreign exchange risk as all its activities are carried out in Canada and all its financial assets and liabilities are denominated in Canadian dollars.

Interest Rate Risk

The Company is exposed to interest rate risk on its cash equivalent and temporary investments. The majority of these investments are in discounted instruments with pre-determined fixed yields. Interest rate movements will affect the fair value of these instruments so the Company manages maturity dates of these instruments to match cash flow needs, enabling realization at no loss in almost all cases. Unrealized gains and losses are reported in other comprehensive income.

A difference in interest rates of 0.5%, on the March 31, 2008 balance of cash investments, over a three month period, would result in a change to net income of approximately $26,000.

Price Risk

The Company is exposed to price risk on its junior mining company shares. Allthough prices for these shares are extremely volatile, the small investment means the overall risk of value change is not significant. The Company has no specific policy to manage this risk. Unrealized gains and losses are reported in other comprehensive income.

If market prices for all shares held by the Company had differed by 10% at March 31, 2008, there would have been a change in other comprehensive income of approximately $3,200.

13. CAPITAL MANAGEMENT

The Company's objectives for the management of capital are to safeguard the Company's ability to continue as a going concern including the preservation of capital and to achieve reasonable returns on invested cash after satisfying the objective of preserving capital.

The Company considers its cash and short term investments to be its manageable capital. The Company's policy is to maintain sufficient cash and investment balances to cover operating and exploration costs over a reasonable future period, generally one to one and a half years. The Company accesses capital markets through equity issues as necessary and may also acquire additional funds where advantageous circumstances arise.

Excess cash investments are restricted to bankers acceptances of major Canadian banks or instruments of equivalent or better quality. No investments in asset backed commercial paper are permitted.

The Company currently has no externally imposed capital requirements except to maintain sufficient cash and investment balances to meet exploration commitments under flow-through share agreements ($1,941,290 at March 31, 2008).

(Stated in Canadian Dollars)

14. SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

During the six months ended March 31, 2008, the Company issued 375,000 (2007 full year – 250,000) common shares at a value of $292,500 (2007 - $260,000) for mineral properties. The Company recorded stock based compensation of $98,511 (2007 full year - $97,006) as mineral property costs. Included in accounts payable and accrued liabilities at March 31, 2008 is $556,369 (2007 - $93,883) of mineral property costs. Included in accounts receivable at March 31, 2008 is $251,693 (2007 – $nil) of mineral property receivables.

15. COMPARATIVE FIGURES

The comparative figures have been reclassified where necessary to conform to presentation of the current period.

Exemption No. 82-35102

PARAGON MINERALS CORPORATION

Management's Discussion & Analysis

Second Quarter Ended March 31, 2008

Suite 1540 – 800 West Pender Street, Vancouver BC V6C 2V6
Tel: 604.629.2353 Toll free: 1.877.533.6353 Fax: 604. 629.2489
E-mail: paragon@paragonminerals.com Website: www.paragonminerals.com

Introduction

The following Management Discussion and Analysis of the financial position and results of operations of Paragon Minerals Corporation ("Paragon" or the "Company"), dated May 30, 2008, should be read in conjunction with the unaudited interim financial statements for the six month period ended March 31, 2008, the audited financial statements for the year ended September 30, 2007 and the annual MD&A for the year ended September 30, 2007. All dollar figures stated herein are expressed in Canadian dollars, unless specified.

Paragon is a Canadian-based junior exploration company engaged in the acquisition, exploration and development of gold and base metal projects, specifically within the Province of Newfoundland and Labrador. The Company has a significant portfolio of gold and base metal exploration properties in Newfoundland, which it is exploring through a combination of partner funded exploration and Company funded exploration. The Company is listed on the TSX Venture Exchange under the symbol "PGR".

The Company's head office and principal business address is Suite 1540, 800 West Pender Street, Vancouver, British Columbia, V6C 2V6 and it's registered and records office is located at 2800 Park Place, 666 Burrard Street, Vancouver, BC, V6C 2V6.

Overview

The Company was incorporated as "Paragon Minerals Corporation" under the Canada Business Corporations Act ("CBCA") on July 4, 2006 in order to facilitate a Plan of Arrangement under which Rubicon Minerals Corporation ("Rubicon"), a public company whose shares are listed on the Toronto Stock Exchange and American Stock Exchange, would proceed with a reorganization which would have the result of dividing it's mineral assets between three separate public companies: the then existing Rubicon and two newly created companies, namely the Company and CopperCo Resource Corp ("CopperCo"). Upon completion of the Plan of Arrangement on December 8, 2006, the Company acquired the exploration assets held by Rubicon in the Province of Newfoundland & Labrador and the Territory of Nunavut. For additional details on the Arrangement, please refer to the Rubicon's Management Information Circular dated July 7, 2006 and filed on SEDAR at www.sedar.com.

During the six month period ended March 31, 2008, the Company spent $2,301,784 on exploration (excluding stock based compensation) of which $541,684 was funded by partners. Net losses for the six months ended March 31, 2008 were $389,328.

Minerals Properties

Pursuant to the Rubicon's December 2006 Plan of Arrangement, Rubicon transferred to the Company its gold and base metal mineral properties located in the Province of Newfoundland & Labrador and the Territory of Nunavut. Through this transaction, the Company acquired a total of 27 exploration properties. The Company currently holds a total of 22 exploration properties (11 gold properties, 11 base metal properties) of which 7 projects (5 gold projects and 2 base metal projects) are currently under option to exploration partners and one is pending a joint venture agreement.

Exploration Update

Exploration on Company projects during the second quarter ending March 31, 2008 focused on the company-funded South Tally Pond base metal project and the partner-funded project JBP Linear project. A summary of the exploration work completed during the period includes:

- 4,217 metres of diamond drilling (13 drillholes) were completed at the Lemarchant Prospect on the South Tally Pond base metal project;
- 2,135 metres of diamond drilling (13 drillholes) on the partner-funded JBP Linear gold project located in central Newfoundland;

- 602 B-Horizon soil samples and 21 lake sediment samples were collected from the Bindon's Pond Prospect on the South Tally Pond Project. The sampling program has outlined several multi-element soils anomalies throughout the alteration zone assaying up to 1800 ppm zinc, 91 ppm lead, 87 ppm copper, 138 ppb gold and 7.53 ppm silver.

- 747 B-horizon soil samples have been collected on the Lemarchant grid expanding the surface soil coverage at the Lemarchant Prospect.

During the period ended March 31, 2008, the Company spent $2,301,784 on exploration of which $281,294 was funded by partners (excluding stock based compensation of $281,294). Results from the exploration work during the quarter and year to date period, are summarized below with additional project information available on the Company website.

Company-funded Projects

<u>South Tally Pond Project (base metal)</u>

The South Tally Pond VMS project is located in central Newfoundland and is under option from Altius Resources Inc., whereby Paragon can earn a 100% interest in the property. The property is situated in the same volcanic belt and has strong similarities to the rocks that host Teck-Cominco's Duck Pond Mine (5.48 million tonnes of 3.3% copper, 5.8% zinc, 0.9% lead, 59 g/t silver and 0.86 g/t gold), located 20 kilometres to the northeast. Paragon has a significant land position covering 32,450 hectares immediately southwest of the Duck Pond Mine. In 2007, the Company made a significant base metal discovery at the Lemarchant Prospect, where massive sulphides grading up to 9.46% zinc, 2.13% lead, 0.81% copper, 73.44 g/t silver, 1.85 g/t gold were intersected over 14.6 metres The Lemarchant mineralization is hosted within a 4,000 metre long and 700 metre wide sequence of highly altered felsic volcanic rocks.

During the second quarter, the Company completed 13 drill holes (4,217 metres) at the Lemarchant Prospect. The winter-spring drill program was designed to follow-up on the strike and dip extensions to the precious metal-rich massive sulphide mineralization intersected by the Company last year. Drilling completed to the north and west of the massive sulphides intersected last year has outlined a thick sequence of highly altered and mineralized felsic volcanic rocks. The felsic stratigraphy is intensely altered (chlorite-sericite-silica) and contains up to 25% disseminated to stringer sulphides (pyrite, sphalerite, chalcopyrite and galena). Although, similar base metal massive sulphides were not intersected in this winter drill program, assay results indicated broad, up to 50 metres wide zones of anomalous to locally highly anomalous zinc-lead-copper-silver-gold mineralization that are interpreted to represent footwall zone mineralization. Two of the drillholes (LM08-28 and 29) intersected up to 9.4 metre thick intervals of semi-massive to massive pyrite-pyrrhotite-magnetite mineralization with anomalous gold mineralization.

Mineralization intersected to date at the Lemarchant prospect is classic volcanogenic massive sulphide ("VMS") - style mineralization with good mineralogical zoning and associated alteration. The mineralization consists of galena, sphalerite, chalcopyrite, pyrite, bornite, barite and native gold. Metal zoning is evident within the massive sulphides sections, where the mineralization has a barite-rich cap, a lead-zinc sulphide rich zone that gives way to zinc-copper rich sulphides and into zinc-copper rich stringer sulphides. The barite is intimately associated with mineralization and occurs immediately above and within the massive sulphide intersections. The presence and locally bedded nature of the barite suggest that it was deposited on the seafloor.

The current interpretation suggests that the direction or vector to higher temperature copper-rich massive sulphide mineralization and the potential centre (vent) of the VMS mineralizing system is to the west. The most westerly drillhole (LM08-29; 629 metres) intersected a thick sequence of heavily chlorite-altered felsic volcanic rocks with a notable increase in disseminated chalcopyrite (copper sulphide) contents. Drilling to date has provided a better understanding of the felsic volcanic stratigraphy and dramatic rock facies changes observed in drill core, consistent with proximal felsic volcanism in these types of VMS

systems. The volcanic stratigraphy has been further complicated by moderate to locally strong folding. The areal extent of the felsic volcanic rocks to the west and to depth show excellent potential for hosting additional massive sulphide mineralization.

Notable assay results from all drilling completed by Paragon at the Lemarchant prospect include:

Hole	From (m)	To (m)	Interval (m)	Zinc (%)	Lead (%)	Copper (%)	Silver (g/t)	Gold (g/t)
LM07-13	164.50	169.55	5.05	7.49	0.07	0.77	40.29	1.21
LM07-14	203.50	208.90	5.40	5.26	1.52	1.06	92.56	0.85
LM07-15	219.00	233.60	14.60	9.46	2.13	0.81	73.44	1.85
LM07-16	369.50	376.00	6.50	1.66	0.13	0.10	7.92	0.04
incl.	369.50	370.20	0.70	8.40	0.01	0.36	18.20	0.23
LM07-17	236.00	259.50	23.50	8.55	1.63	0.35	33.46	0.49
incl.	236.00	250.60	14.60	12.38	2.61	0.45	50.32	0.74
	242.50	250.60	8.10	21.04	4.26	0.72	76.05	0.65
LM07-18	132.10	183.80	51.7	0.58	0.10	0.09	4.25	0.12
incl.	136.80	146.80	10.0	1.62	0.46	0.15	12.42	0.15
	234.70	245.50	10.8	0.25	0.07	0.01	2.23	0.05
LM08-19	2.30	9.50	7.20	0.49	0.30	.06	14.14	0.13
LM08-20	did not intersect felsic host rocks							
LM08-21	did not intersect felsic host rocks							
LM08-22	65.60	71.00	5.40	0.53	0.12	0.06	59.70	0.46
LM08-23	94.00	100.50	7.00	1.36	0.16	0.23	15.81	0.22
	190.00	195.00	5.00	1.00	0.37	0.14	7.45	0.11
LM08-24	did not intersect felsic host rocks							
LM08-25	151.00	194.00	43.00	0.47	0.07	0.04	3.43	0.08
LM08-26	did not intersect felsic host rocks							
LM08-27	3.00	20.20	17.20	0.29	0.04	0.10	4.29	0.10
LM08-28	238.00	244.00	6.00	0.25	0.25	0.05	24.84	2.23
LM08-29	299.00	317.00	24.00	0.68	0.16	0.08	4.83	0.10
	324.00	375.00	51.00	0.58	0.11	0.08	2.87	0.10
	406.00	430.00	24.00	0.37	0.01	0.17	2.09	0.06
	419.50	423.00	3.50	1.57	0.01	0.73	6.24	0.10
LM08-30	42.00	58.00	16.00	0.24	0.03	0.04	2.02	0.05
	67.00	117.00	50.00	0.24	0.01	0.08	1.85	0.07
LM08-31	172.00	182.00	10.00	0.85	0.18	0.10	5.57	0.09

The Company has contracted Quantec Geoscience Ltd. to perform a geophysical survey using the Titan 24 Deep Earth Imaging system in the Lemarchant Prospect area in June, 2008. The Titan 24 Deep Earth Imaging system is considered to be the most advanced electrical earth imaging technology available. Measuring parameters of DC (resistivity), IP (chargeability) and MT (magnetotelluric resistivity), the Titan 24 measures to depths of 750 metres with IP and to depths of more than 1.5 kilometres with MT data. These depths and multi-parameter data make the system one of the best tools available for obtaining subsurface information related to geologic structure and for the direct detection of mineral deposits.

Up to 5,800 metres of diamond drilling is planned to follow-up on targets generated by the survey. This drilling is anticipated to begin mid July.

Partner-Funded Projects

JBP–Appleton Linear Project (gold)

During the second quarter, the Company and its partner Sprott Resource Corp. ("Sprott") completed the first 2,135 metres (13 drill holes) of a planned 2,750 metre drill program on the JBP Linear property and Appleton Linear property, collectively the "JBP-Appleton Linear Project". The contiguous properties are located approximately 15 kilometres northwest of Gander, Newfoundland.

As part of this first drill program, the drilling was aimed at testing a favorable IP geophysical trend that extends between the H-Pond and Pocket Pond gold prospects (located 3 kilometres apart) and a parallel IP geophysical trend (West Pocket Pond Trend) located 500 metres to the west.

Drilling at the Pocket Pond gold prospect (8 holes, 1,323.7 metres) continues to outline a significant gold-bearing quartz vein zone that now extends over a 950 metres strike length. The vein zone consists of multiple quartz veined intervals measuring up to 19.5 metres in thickness and enveloped within a broader zone of moderate to intense sericite-carbonate alteration. The Pocket Pond vein zone is open along strike and to depth and is interpreted to be in the same structural/alteration corridor as H-Pond gold prospect which has a 700-metre strike length. Significant assays from the Pocket Pond zone include:

- 1.89 g/t gold over 12.6 metres including 14.36 g/t gold over 0.50 metres (HP07-39)
- 12.43 g/t gold over 3.4 metres including 84.77 g/t gold over 0.50 metres (HP08-44)
- 11.11 g/t gold over 11.90 metres including 255.0 g/t gold over 0.50 metres (HP08-48)
  (Note: True thickness interpreted to be 90-100% of core length)

Two drill holes (351.6 metres) tested the West Pocket Pond Trend where prospecting has returned quartz float grab samples of up to 252.0 g/t gold. The two drillholes intersect significant quartz vein zones measuring up to 10 metres in thickness over broad intervals up to 90 metres wide. No significant gold assays were reported.

Paragon and partner Sprott will review the result of the drilling at the JBP Linear property and prepare plans for continued exploration on the property. Drilling will resume in early June on the adjacent Appleton Linear property to target the extension and down-plunge potential of four known gold prospects on the property. Historical drilling at these prospects intersected high-grade, gold–bearing quartz vein systems with significant gold intercepts of ***27.25 g/t gold over 1.10 metres, 18.62 g/t gold over 8.60 metres, 21.25 g/t gold over 2.70 metres and 16.30 g/t gold over 2.3 metres*** (core length). The previous drilling tested the mineralization over short strike lengths and shallow depths and remains open in all directions.

The JBP-Appleton Linear Project is being explored under the terms of an option agreement between Paragon and Sprott, whereby Sprott can earn a 55% interest in the project by spending $2.375 million over four years. The agreement also gives Sprott the right, subject to certain conditions, to increase its interest to 70% by completing a feasibility study and providing a positive production decision.

Exploration Outlook

The Company plans to continue to advance its gold and base metal properties through a combination of Company-funded and partner-funded exploration. As part of its flow-through expenditure commitment, the Company will spend at least $1.9 on Company funded exploration in the period April 1, 2008 to December 31, 2008.

The Company's priority will be focused on the 100%-owned South Tally Pond base metal project where up to 10,000 metres of drilling is planned for 2008 (4,217 metres completed). A Titan Deep Earth Imaging geophysical survey is scheduled to be completed in June and is expected to aid in delineating drill targets on the project for the next round of drilling (up to 5,800 metres). In addition, the Company will

continue to evaluate its large base metal land holding surrounding the South Tally Pond project and advance several of its 100%-owned gold projects.

The Company remains committed to attracting exploration partners to advance and maintain its portfolio of gold and base metal projects. As of May 30, 2008 the Company has three active exploration partners, Crosshair Exploration & Mining Ltd., Sprott Resource Corp. and Yamana Gold Inc. on seven projects. The Company is the operator on four of these seven partnered projects.

Results of Operations

Six months ended March 31, 2008 compared to the six months ended March 31, 2007

For the six months ended March 31, 2008, the Company incurred net losses of $389,328 ($0.02 per share) compared to a net loss of $359,338 ($0.03 per share) incurred in the six months ended March 31, 2007, an increase in net loss of $29,990. Activities in the first half of fiscal 2007 excluded the first two months before completion of the Rubicon's plan of arrangement, December 8, 2006 and so could be expected to lead to less expenses in that period than in the current year. Apart from this factor, other causes of variances were as follows:

- Investor relations expenses were higher by $40,020 due to new in-house staffing costs and additional investor conferences.
- Part XII.6 tax, a CRA interest type charge on flow-through funds unspent in the year following effective renunciation was higher by $38,809 for the current period as no accrual was taken in the prior period.
- Plan of arrangement costs were lower by $64,349 due to completion of the plan of arrangement in the prior year. No expenses were incurred in the current period.
- Shareholder information costs were lower by $20,798 due to completion of the plan of arrangement in the prior year.
- Salaries and management expenses were higher by $74,670 due to the full 6 months of activities in the first half of 2008 (the first half of fiscal 2007 excluded the first two months before completion of the Plan of Arrangement).
- Stock based compensation was lower by $101,963 due to fewer options being granted in the first six months of 2008 compared to the first six months of 2007.
- Future income tax recoveries, arising from favourable imbalances in tax return pools and dropping tax rates, decreased by $61,553 due to adjustments to tax pool balances.

Three months ended March 31, 2008 compared to the three months ended March 31, 2007

For the three months ended March 31, 2008, the Company incurred net losses of $176,598 ($0.01 per share) compared to a net loss of $152,867 ($0.01 per share) incurred in the three months ended March 31, 2007, an increase in net loss of $23,731. The main causes of this variance were as follows:

- Investor relations expenses were higher by $17,475 due to new in-house staffing costs and costs related to an investor conference.
- Part XII.6 tax, a CRA interest type charge on flow-through funds unspent in the year following effective renunciation was higher by $35,000 for the current period as no accrual was made in the prior year.
- Plan of arrangement costs were lower by $39,349 due to completion of the plan of arrangement in the prior year. No expenses were incurred in the current period.
- Shareholder information costs were lower by $20,798 due to completion of the plan of arrangement in the prior year.
- Stock based compensation was lower by $52,211 due to fewer options being granted in the second quarter of 2008 compared to the second quarter of 2007.
- Future income tax recoveries arising from favourable imbalances in tax return pools and dropping tax rates decreased by $83,865 due to adjustments to tax pool balances.

Selected Quarterly Information

The Company's financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") in Canadian dollars. The Company was incorporated July 4th, 2006, shortly after the beginning of the quarter ended September 30, 2006 and therefore the figures for that period represent a partial quarter.

	Q2 March 31 2008	Q1 December 31 2007	Q4 September 30 2007	Q3 June 30 2007	Q2 March 31 2007	Q1 December 31 2006	Q4 September 30 2006
	$	$	$	$	$	$	$
Interest and miscellaneous income	39,763	23,229	16,155	25,300	31,878	5,754	-
Net loss	(176,598)	(212,730)	(169,343)	(323,291)	(152,867)	(206,471)	(124,278)
Basic and diluted loss per share*	(.01)	(0.01)	(0.01)	(0.02)	(0.01)	(0.05)	N/A*

Income/loss is not affected by seasonality but can fluctuate considerably due to events such as mineral property write-offs, new stock option grants, flow-through share renunciations and corporate re-organizations.
* - no shares had been issued as of September 30, 2006.

Liquidity and Capital Resources

As at March 31, 2008, the Company had cash and cash equivalents and short term money market investments of $3.101 million compared to $1.24 million at September 30, 2007. The increase in cash is mainly due to the financing described below under "Financing Details". Working capital for the period ended March 31, 2008 was $3 million as compared to $1.62 million at September 30, 2007 an increase of $1.38 million due mainly to the financing completed in the period.

As at March 31, 2008 the Company had CEE spending commitments of approximately $1.94 million to be completed by December 31, 2008 as compared to $880,000 at September 30, 2007, which were met by the required date of December 31, 2007.

At March 31, 2008 the Company, in addition to demand deposits at the Bank of Montreal, held seven bankers acceptances. The Company considers that although these instruments are exposed to interest rate risk, market price risk and credit risk; these risks are negligible. The Company's policy on investment of short term funds is to invest only in instruments guaranteed by the federal or a provincial government of Canada, a major Canadian bank or an institution of similar credit worthiness.

Other sources of funds, during the six month period ended March 31, 2008, included recovery of exploration costs and administration fees from optionees of the Company's properties of $569,912.

The Company has sufficient funds to carry out its exploration plans for 2008.

Financing Details

On December 6, 2007 the Company closed a non-brokered private placement, issuing 1,391,214 non-flow-through units at a purchase price of $0.70 per unit for gross proceeds of $973,850 and 2,785,000 flow-through shares at a purchase price of $1.00 per share for gross proceeds of $2,785,000. The non-flow-through units consist of one common share of the Company and one-half of one non-transferable common share purchase warrant at an exercise price $1.05 exercisable for two years. As part of the financing the Company issued 196,795 common shares as a finder's fee.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements other than that which is disclosed under note 11(c) "NRD Agreement", of the financial statements.

Related Party Transactions

The Company shares a director, David Adamson, a CFO, Robert Lewis and a VP Investor Relations, Bill Cavalluzzo with Rubicon Minerals Corporation and as such, Rubicon is a related party. The Company currently has a cost sharing arrangement with Rubicon for office facilities and administrative services. See note 11 to the financial statements for additional details.

On June 1, 2008, Robert Lewis will be stepping down as CFO in order to concentrate on Rubicon Minerals Corporation and additionally, Rubicon will cease to provide accounting services to the Company. As such, Rubicon will cease to be a related party at that time.

Critical Accounting Policies

The Company's significant accounting policies are described in Note 2 of the September 31, 2007 year end financial statements. The Company considers the following policies to be most critical in understanding its financial results:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting policies requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. These estimates are based on past experience, industry trends and known commitments and events. By their nature, these estimates are subject to measurement uncertainty and the effects on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from those estimates.

Carrying value of mineral property interests

The Company has capitalized the cost of acquiring mineral property interests and on-going exploration and maintenance costs. Capitalized property costs are expensed in the period in which the Company determines that the mineral property interests have no future economic value. Capitalized property costs may also be written down if future cash flow, including potential sales proceeds and option payments, related to the property are estimated to be less than the carrying value of the property. The Company reviews the carrying value of its mineral properties periodically, and whenever events or changes in circumstances indicate the carrying value may not be recoverable, reductions in the carrying value of each property would be recorded to the extent that the carrying value of the investment exceeds the property's estimated fair value.

Stock-based compensation

The Company has adopted the fair value based method of accounting for stock option and compensatory warrant awards granted to directors, employees and consultants. Under this method, the fair value of compensatory warrants or agents stock options are calculated at the grant date and recorded as share issue costs at the date of grant, with the offsetting credit to contributed surplus. Employee and consultant options are expensed over the period in which related services are rendered. If the stock options are exercised, the proceeds are credited to share capital.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options and compensatory warrants granted. This model is subject to various assumptions and estimates including

the Company's future stock volatility, expected life of options granted, and the risk free interest rate. The Company believes its estimates are reasonable under the circumstances.

Flow-through share renunciations

Upon the renunciation of the tax benefits of exploration expenditures to flow-through shareholders, the Company reduces share capital and records a temporary future income tax liability for the amount of the tax deduction transferred to shareholders. In instances where the Company has available tax loss carry forwards or other deductible temporary differences, the benefits of which have not previously been recognized, those benefits will be re-instated and credited to income in the period of renunciation.

Changes in Accounting Policies including Initial Adoption

Capital Disclosures, CICA Handbook Section 1535

Effective October 1, 2007, the Company adopted new CICA Handbook section 1535 which requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

Financial Instruments - Disclosure and Presentation, CICA Handbook Sections 3862 and 3863

Effective October 1, 2007, the Company adopted new CICA Handbook sections 3862 and 3863 which replace CICA Handbook Section 3861, Financial Instruments - Disclosure and Presentation. These standards increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity's key management personnel.

New Accounting Pronouncements

The following pronouncements recently issued by the Canadian Institute of Chartered Accountants ("CICA") will likely impact the Company's future accounting policies:

International Financial Reporting Standards ("IFRS")

In February 2008 the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canada's own generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Outstanding Share Data

As at May 30, 2008, the Company had the following common shares, stock options and warrants outstanding:

Issued and Outstanding Common shares	25,940,052
Stock options	
Plan of Arrangement Distribution Options*	418,847
Options granted by the Company	2,442,347
Warrants	
Paragon Private Placement Warrants	3,874,607
Fully diluted shares outstanding	32,675,853

* Option obligations accepted by Paragon pursuant to the Plan of Arrangement.

Additional information on the Company, including other public filings, is available on SEDAR at www.sedar.com.

Risk Factors

Companies operating in the mining industry face many and varied kinds of risk. While risk management cannot eliminate the impact of potential risks, the Company strives to manage such risks to the extent possible and practical. The following are the risk factors most applicable to the company:

Industry

Exploring and developing mineral resource projects bears a high potential for all manner of risks. The Company properties are in the exploration stage and are without a known body of commercial ore. Development of any of the Company's properties will only follow upon obtaining satisfactory exploration results, mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that Company's mineral exploration activities will result in the discovery of a body of commercial ore on any of its properties. Several years may pass between the discovery of a deposit and its exploitation. Most exploration projects do not result in the discovery of commercially mineable mineralized deposits

Financing

The Company is in the exploration stage and as such has no significant source of revenue. Its continued operations are dependent upon the ability of the company to obtain additional equity or partner financing. Obtaining further financing may be dependent upon market conditions and results of exploration. There is no assurance that the Company's exploration efforts will be successful or that market conditions will be favourable. The Company will require additional funding to maintain its mineral properties in good standing. The lack of additional financing could result in delay or indefinite postponement of further exploration and possible, partial or total loss of Paragon's interest in its mineral properties.

Title

There is no guarantee that title to properties in which Company has a material interest will not be challenged or impugned. The Company's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. In addition, certain of the mining claims in which the Company has an interest are not recorded in the name of the Company and cannot be recorded until certain steps are taken by other parties. Before a number of claims under option can be recorded in Company's name, the underlying title holder has to assign title to the Company once the Company satisfies its option agreement obligations. There are no assurances that the underlying title holder will assign title.

Operating Hazards and Risks

Mineral exploration involves many risks. The operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the conduct of exploration programs.

Environmental Factors

The Company currently conducts exploration activities in the Canadian Province of Newfoundland and Labrador. Such activities are subject to various laws, rules and regulations governing the protection of the environment. In Canada, extensive environmental legislation has been enacted by federal and provincial governments. Such legislation imposes rigorous standards on the mining industry to reduce or eliminate the effects of wastes generated by extraction and processing operations and subsequently deposited on the ground or emitted into the air or water. All phases of the Company's operations are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed properties and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. The cost of compliance with changes in governmental regulations has the potential to preclude entirely the economic development of a property.

The Company is able to conduct its exploration within the provisions of the applicable environmental legislation without undue constraint on its ability to carry on efficient operations. The estimated annual cost of environmental compliance for all properties held by the Company in the exploration stage is minimal and pertains primarily to carrying out diamond drilling, trenching or stripping. Environmental hazards may exist on the Companies properties, which hazards are unknown to the Company at present, which have been caused by previous or existing owners or operators of the properties.

Governmental Regulation

Exploration activities on the Company's properties are affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company's operations. Changes in such regulation could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot be predicted.

The Company is at the exploration stage on all of its properties. Exploration on the Company's properties requires responsible best exploration practices to comply with company policy, government regulations, maintenance of claims and tenure. The Company is required to be registered to do business and have a valid prospecting license (required to prospect or explore for minerals on Crown Mineral Land or to stake a claim) in any Canadian province in which it is carrying out work.

Mineral exploration primarily falls under provincial jurisdiction. However, the Company is also required to follow the regulations pertaining to the mineral exploration industry that fall under federal jurisdiction, such as the Fish and Wildlife Act.

If any of the Company's projects are advanced to the development stage, those operations will also be subject to various laws and regulations concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters.

Qualified Persons

On the South Tally Pond Project, work was carried out by Paragon employee's and supervised by Qualified Person David Copeland, M.Sc., P.Geo.

On the JBP-Appleton Linear Project, work was carried out by David Mullen, Consulting Geologist to Paragon and Steve House, Paragon employee and supervised by Qualified Person David Copeland, M.Sc., P.Geo.

Forward Looking Statements

The Company's interim financial statements for the six months ended March 31, 2008 and this accompanying MD&A contain certain statements that may be deemed "forward-looking statements". All statements in this document, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "interprets" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programs, joint venture partner participation, and liquidity. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

Exemption No. 82-35102

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, **ROBERT G. LEWIS**, *CFO, of **PARAGON MINERALS CORPORATION**,* certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together the interim filings) of ***PARAGON MINERALS CORPORATION*** (the issuer) for the interim period ending ***March 31, 2008.***

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: ***May 30, 2008***

"Robert G. Lewis"
ROBERT G. LEWIS, CFO

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Exemption No. 82-35102

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, **MICHAEL J. VANDE GUCHTE**, *CEO, of PARAGON MINERALS CORPORATION*, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together the interim filings) of ***PARAGON MINERALS CORPORATION*** (the issuer) for the interim period ending ***March 31, 2008***.

2. *No misrepresentations:* Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: ***May 30, 2008***

"*Michael J. Vande Guchte*"
MICHAEL J. VANDE GUCHTE, CEO

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Exemption No. 82-35102

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR **PR08-08** **June 5, 2008**

Paragon Minerals to Receive Shares for Non-Core Property Assets

- Paragon to receive 30% equity interest in new company and up to $1.0 million from secondary offering -

Paragon Minerals Corporation (PGR.TSX-V) is pleased to report that it has entered into an agreement to sell its 40% interest in the Victoria Lake base metal VMS property and South Golden Promise gold property, and its interest in the Golden Promise gold property (collectively, the "Properties") to Crosshair Exploration & Mining Ltd ("Crosshair") (AMEX:CXZ; TSX:CXX) and Gemini Metals Corp. ("Gemini"). Gemini is Crosshair's proposed spinout company to be formed to further explore its gold and base metal projects in Newfoundland. The Properties are non-core assets of Paragon, and the proposed transaction is intended to give liquidity to what would otherwise be illiquid assets.

Under the terms of the agreement, Paragon will receive approximately 16.2 million shares of Gemini and gross proceeds of up to $1,000,000 through a proposed secondary offering, forming part of Gemini's initial public offering. Paragon will retain a significant interest in Gemini (29.9%) on completion of Crosshair's proposed Plan of Arrangement, prospectus financing and secondary offering.

Michael Vande Guchte, President and CEO of Paragon said "This agreement is beneficial to Paragon and its shareholders because it will maintain a meaningful interest in non-core properties, provide exposure to future assets of Gemini and add a significant cash injection to Paragon with no share dilution".

Crosshair has earned a 60% interest in both the Victoria Lake and South Golden Promise projects by having spent an aggregate of $1.75 million on exploration and making all property payments. At the Golden Promise project, Crosshair has the right to earn a 60% interest in the property from Paragon over a four year period expiring in May 2010 by spending $4.0 million in exploration ($1.4 million spent to date). The Golden Promise option agreement between Crosshair and Paragon will lapse upon closing of the proposed transaction.

Completion of the sale of the properties is subject to certain closing conditions including but not limited to finance pricing and acceptable share structure satisfactory to Paragon, Crosshair and Gemini as well as acceptance by the TSX Venture Exchange and the Toronto Stock Exchange. In approving the proposed transaction, the Board of Directors of Paragon has received third-party views and analysis from Research Capital Corporation.

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange. The company is focused on gold and base metal exploration in the Province of Newfoundland and Labrador.

PARAGON MINERALS CORPORATION

"Michael J. Vande Guchte"

President & CEO

Forward-looking statements - *This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding agreement closing conditions, financings and various regulatory approvals. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. Except as required under securities laws, the Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.*

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1-877-533-6353
Paragon Minerals Corporation Suite 1540–800 West Pender Street, Vancouver BC CANADA V6C 2V6

Exemption No. 82-35102

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR **PR08-09** **June 10, 2008**

Paragon Minerals Corporation and Yamana Gold Inc. Plan 2,000 Metre Drill Program at Huxter Lane Project

Paragon Minerals Corporation (PGR:TSX-V) is pleased to report that Yamana Gold Inc. ("Yamana")(YRI:TSX) (AUY:NYSE)(YAU:LSE) will fund a 2,000 metre drill program at the Huxter Lane Project in Newfoundland. Yamana has earned a 55% interest in the project by spending $1.0 million on exploration and can earn an additional 10% interest by completing an industry standard "bankable feasibility study" based on a minimum 500,000 oz gold resource and spending a minimum $250,000 per year on exploration.

The Huxter Lane Project is a ***bulk-mineable gold target*** located 90 kilometres south of Grand Falls - Windsor in central Newfoundland. Two drill programs, totaling 25 holes (4,144 metres) have outlined a significant gold-bearing, porphyritic intrusion over a strike length of 750 metres and to a shallow vertical depth of 125 metres. The mineralized porphyry dips gently to the south and typically contains up to 15% disseminated and vein-hosted arsenopyrite-pyrite mineralization. The porphyry remains open along strike and to depth. Significant drill intercepts include **2.21 g/t gold over 35 metres (HX06-16), 1.07 g/t gold over 28.6 metres (HX06-01), 2.00 g/t gold over 16.85 metres (HX07-24) and 0.67 g/t gold over 103.35 metres (HX07-20).** Initial metallurgical tests completed by Yamana on several drill core samples indicate favourable gold recoveries.

"We are very pleased to have Yamana continue as a partner on this exciting bulk tonnage gold project" said Michael Vande Guchte, President and CEO of Paragon. "The work to date on this near surface, gold-bearing system is demonstrating robust gold mineralization, and we look forward to continued exploration success on this project with Yamana".

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange. The Company is focused on gold and base-metal exploration in the Province of Newfoundland and Labrador. Further details can be found on the Company website at www.paragonminerals.com

PARAGON MINERALS CORPORATION

Michael J. Vande Guchte

President & CEO

The Huxter Lane Project work is being supervised by Qualified Person David Copeland, M.Sc., P.Geo. Exploration Manager for Paragon Minerals Corporation.

Forward-Looking Statements – *This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programs and joint venture partner participation. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results*

may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. Except as required under securities laws, the Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1-877-533-6353
Paragon Minerals Corporation Suite 1540–800 West Pender Street, Vancouver BC CANADA V6C 2V6

Exemption No. 82-35102

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR PR08-10 June 12, 2008

Paragon Appoints New Vice-President Exploration and Chief Financial Officer

Paragon Minerals Corporation (PGR.TSX-V) is pleased to announce that it has appointed Bruce E. Mitton, P. Geo. to the position of Vice-President Exploration and Tom R. Wilson, CA to the part-time position of Chief Financial Officer.

Mr. Mitton is a professional geologist with over 23 years of experience with major and junior mining companies in managing and evaluating gold and base metal projects and new business opportunities throughout central and eastern Canada, as well as internationally. Bruce's areas of expertise include project evaluation and management from grassroots stage projects through to deposit development. Most recently, Bruce was the Exploration Manager for a junior resource company based in Newfoundland.

Mr. Wilson is a Chartered Accountant and founding partner of CWA Consulting Inc., a professional services firm that provides contract accounting, tax and internal control consulting services to both public and private companies. He has over 28 years of corporate experience in the areas of financial management with an emphasis on corporate governance, government and securities compliance. Tom has in-depth knowledge and experience in corporate restructuring and financings and also coordinates activities for a variety of government programs. His experience extends throughout the mining, forestry, technology and public education sectors and with PricewaterhouseCoopers.

Concurrent with these appointments, Paragon has accepted the resignation of Robert G. Lewis from his role as part-time Chief Financial Officer. In conjunction with the appointment of a new VP Exploration, Garfield MacVeigh will no longer be Chief Geologist, but will continue to provide geological consulting services to Paragon and remain a member of the board. The board and management wish to thank Mr. Lewis for his time and effort in Paragon's initial years of operation.

In connection with the new appointments, subject to regulatory approval and pursuant to its Stock Option Plan, Paragon granted 300,000 incentive stock options to the two new officers. The options are exercisable at a price of CDN$0.28 per share for a period of five years with a vesting period of 18 months from the date of grant.

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange. The company is focused on gold and base metal exploration in the Province of Newfoundland and Labrador.

PARAGON MINERALS CORPORATION

"Michael J. Vande Guchte"

President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1-877-533-6353
Paragon Minerals Corporation Suite 1540–800 West Pender Street, Vancouver BC CANADA V6C 2V6

***Forward-Looking Statements** – This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. Except as required under securities laws, the Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.*

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1-877-533-6353
Paragon Minerals Corporation Suite 1540-800 West Pender Street, Vancouver BC CANADA V6C 2V6

Exemption No. 82-35102

filed on June 13, 2008

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 - NAME AND ADDRESS OF COMPANY

Paragon Minerals Corporation ("Paragon")
Suite 1540 – 800 West Pender Street
Vancouver, British Columbia V6C 2V6

ITEM 2 - DATE OF MATERIAL CHANGE

June 5, 2008

ITEM 3 - NEWS RELEASE

The news release was disseminated on June 5, 2008 over Marketwire.

ITEM 4 - SUMMARY OF MATERIAL CHANGE

Paragon to Receive Shares for Non-Core Property Assets

ITEM 5.1 - FULL DESCRIPTION OF MATERIAL CHANGE

Paragon is pleased to report that it has entered into an agreement to sell its 40% interest in the Victoria Lake base metal VMS property and South Golden Promise gold property, and its interest in the Golden Promise gold property (collectively, the "Properties") to Crosshair Exploration & Mining Ltd ("Crosshair") and Gemini Metals Corp. ("Gemini"). Gemini is Crosshair's proposed spinout company to be formed to further explore its gold and base metal projects in Newfoundland. The Properties disposed of are non-core assets of Paragon, and the proposed transaction is intended to give liquidity to what would otherwise be illiquid assets.

Under the terms of the agreement, Paragon will receive approximately 16.2 million shares of Gemini and gross proceeds of up to $1,000,000 through a proposed secondary offering, forming part of Gemini's initial public offering. Paragon will retain a significant interest in Gemini (29.9%) on completion of Crosshair's proposed Plan of Arrangement, prospectus financing and secondary offering. Michael Vande Guchte, President and CEO of Paragon said "This agreement is beneficial to Paragon and its shareholders because it will maintain a meaningful interest in non-core properties, provide exposure to future assets of Gemini and add a significant cash injection to Paragon with no share dilution".

Completion of the sale of the properties is subject to certain closing conditions including but not limited to finance pricing and acceptable share structure satisfactory to Paragon, Crosshair and Gemini as well as acceptance by the TSX Venture Exchange and the Toronto Stock Exchange. In approving the proposed transaction, the Board of Directors of Paragon has received third-party views and analysis from Research Capital Corporation.

ITEM 5.2 – DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not Applicable

ITEM 6 – RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NI 51-102

Not applicable

ITEM 7 - OMITTED INFORMATION

None

ITEM 8 - EXECUTIVE OFFICER

Michael Vande Guchte, President (business number: (604) 629-2353) is the officer of Paragon knowledgeable about the details of this material change.

ITEM 9 – DATE OF REPORT

June 5, 2008

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1 - NAME AND ADDRESS OF COMPANY

Paragon Minerals Corporation ("Paragon")
Suite 1540 – 800 West Pender Street
Vancouver, British Columbia
V6C 2V6

ITEM 2 - DATE OF MATERIAL CHANGE

June 12, 2008

ITEM 3 - NEWS RELEASE

The news release was disseminated on June 12, 2008 over Marketwire.

ITEM 4 - SUMMARY OF MATERIAL CHANGE

Paragon appoints new Vice-President Exploration and Chief Financial Officer

ITEM 5.1 - FULL DESCRIPTION OF MATERIAL CHANGE

Paragon is pleased to announce that on June 12, 2008 it has appointed Bruce E. Mitton, P. Geo. to the position of Vice-President Exploration and Tom R. Wilson, CA to the part-time position of Chief Financial Officer.

Mr. Mitton is a professional geologist with over 23 years of experience with major and junior mining companies in managing and evaluating gold and base metal projects and new business opportunities throughout central and eastern Canada, as well as internationally.

Mr. Wilson is a Chartered Accountant and founding partner of CWA Consulting Inc., a professional services firm that provides contract accounting, tax and internal control consulting services to both public and private companies. He has over 28 years of corporate experience in the areas of financial management with an emphasis on corporate governance, government and securities compliance.

In addition and subject to regulatory approval, the Company has granted 300,000 incentive stock options to the two new officers. The options are exercisable at a price of $0.28 per share for a period of five years with a vesting period of 18 months from the date of grant.

ITEM 5.2 – DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not Applicable

ITEM 6 – RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NI 51-102

Not applicable

ITEM 7 - OMITTED INFORMATION

Not applicable

ITEM 8 - EXECUTIVE OFFICER

Michael Vande Guchte, President (business number: (604) 629-2353) is the officer of Paragon knowledgeable about the details of this material change.

ITEM 9 – DATE OF REPORT

June 12, 2008

END